                             MATERIAL CHANGE REPORT

1.    Reporting Issuer

      Cinram International Inc.
      2255 Markham Road
      Scarborough, Ontario
      M1B 3W2


2.    Date of Material Change

      July 18, 2003


3.    Press Release

      A press release in the form of Schedule "A" annexed hereto was disseminated on July 18, 2003.

4.    Summary of Material Change

      Cinram International Inc. (the "Corporation") announced that it has entered into a definitive agreement with AOL Time Warner Inc. to acquire its DVD and CD manufacturing and physical distribution businesses, together with certain related businesses, in the U.S. and Europe.

      The purchase price is approximately US$1.05 billion in cash. The acquisition, which is subject to appropriate regulatory approvals and other customary closing conditions, is expected to close in the Fall of 2003.

5.    Full Description of Material Change

      The press release annexed hereto as Schedule "A" provides a full description of the material change.

6.    Reliance on Section 75(3) of the Act

      Not applicable.


7.    Omitted Information

      Not applicable.

8.    Senior Officer

      If further information is required, please contact Lewis Ritchie, Chief Financial Officer of the Corporation whose business telephone number is
      (416) 298-8190.

9.    Statement by Senior Officer

      The foregoing accurately discloses the material change referred to herein.

      DATED at the City of Toronto the 28th day of July, 2003.

                                         (signed)
                                         ---------------------------------------
                                         Marcel Tuchner
                                         Executive Vice-President, Manufacturing
                                         and Engineering

                                  SCHEDULE "A"

      CINRAM TO ACQUIRE DVD AND CD MANUFACTURING, PHYSICAL DISTRIBUTION AND
                     RELATED BUSINESSES FROM AOL TIME WARNER


TORONTO, July 18 /CNW/ - (CRW - TSX) Cinram International Inc. ("Cinram") announced today that it has entered into a definitive agreement with AOL Time Warner Inc. to acquire its DVD and CD manufacturing and physical distribution businesses, together with certain related businesses, in the U.S. and Europe.

The purchase price is approximately US$1.05 billion in cash. The acquisition, which is subject to appropriate regulatory approvals and other customary closing conditions, is expected to close in the Fall of 2003.

As part of the transaction, Cinram will enter into exclusive long term agreements with Warner Home Video, Warner Music Group and New Line Cinema to manufacture, print, package and physically distribute their DVDs and CDs in North America and Europe. Cinram has been a supplier to these entities in certain countries for over two decades.

Assets being acquired include manufacturing facilities in Olyphant, PA, Commerce, CA and Alsdorf, Germany as well as related U.S. and European distribution facilities. The acquired businesses also include Ivy Hill Corp., a provider of packaging and printing services for DVDs and CDs of AOL-affiliated companies and third parties, and Giant Merchandising, engaged in entertainment merchandising, retail licenses and private label marketing and distribution.

Cinram has secured committed bank facilities aggregating US$1.2 billion, which will be used to fund the acquisition and for other corporate purposes.

On a stand-alone basis, the acquired businesses would be expected to generate approximately US$1.1 billion of revenues and US$230 million of EBITDA for the fiscal year ended November 30, 2003, after giving effect, on a pro forma basis, to the pricing reflected in the new supply and physical distribution agreements.

Isidore Philosophe, Cinram's founder and Chief Executive Officer, said "This transaction affords us the opportunity to benefit even further from the dramatic worldwide growth in DVD sales. We are extremely pleased to be acquiring these quality assets and to be entering into these long-term agreements with AOL Time Warner, with whom we have had a long-standing and excellent relationship. We are delighted to welcome these skilled and committed employees to our corporate family and are confident that they, together with our valued current employees and customers, will contribute to our growing status as a global leader in the optical disc industry."

Call with Financial Analysts, Investors and Media

Cinram will hold a conference call with Financial Analysts, Investors and the Media to discuss this news release today at 9:30 a.m., Eastern Daylight Time. An investor presentation will be available on Cinram's web site at www.cinram.com. Interested parties should dial in at (416) 640-1907 or 1-800-814-4853, approximately 10 minutes prior to the start of the call. A simultaneous webcast of the conference call may be accessed by visiting Cinram's website at www.cinram.com. A replay of the call will be available beginning at 1:00 p.m. by dialing (416) 640-1917 or 1-877-289-8525 (passcode 21011322) and will remain available for 7 days.

Cinram International Inc. is one of the world's largest independent providers of pre-recorded multimedia products and logistics services. With facilities in North America and Europe, Cinram manufactures and distributes pre-recorded DVDs, VHS videocassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. Since its inception, Cinram has continuously demonstrated its ability to evolve with changes in technology and consumer preferences.

Forward Looking Statements

Certain statements included in this release constitute "forward looking statements." Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Cinram, or results of the multimedia duplication/replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: generic economic and business conditions, which will, among other things, impact the demand for Cinram's products and services; to implement its business strategy; Cinram's ability to retain major customers and participate in such customer's migration from VHS and audio formats to DVD; Cinram's ability to invest successfully in new technologies; and other factors which are described in Cinram's filings with the Securities Commission.

For further information: Lewis Ritchie, Cinram International Inc., Tel: (416) 298-8190